UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One):    Form 10-K      Form 20-F      Form 11-K    X Form 10-Q
                Form N-SAR

     For Period Ended: July 31, 1998
            Transition Report on Form 10-K
            Transition Report on Form 20-F
            Transition Report on Form 11-K
            Transition Report on Form 10-Q
            Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________
PART I - REGISTRANT INFORMATION
_______________________________________________________________
Full Name of Registrant
      Lincoln Logs Ltd.
_______________________________________________________________
Address of Principal Executive Office (Street and Number)
      Riverside Drive, Chestertown, NY  12817
_______________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is pursuing an independent "fair value" opinion for warrants issued as part of an issuance of convertible subordinated debentures on January 30, 1998. The valuation of said warrants would require the registrant to record this valuation amount on its books as of its fiscal year end date of January 31, 1998. This valuation will impact the Registrant's results of operations for its second quarter ended July 31,1998.

The Registrant has not yet received the independent "fair price" opinion, and, as a result, the Registrant has not filed its annual report on Form 10-KSB for the year ended January 31, 1998. The Registrant cannot file its second quarter report on Form 10-QSB for the quarter ended July 31, 1998 until, and subsequent to, its filing of its annual report on Form 10-KSB for the year ended January 31, 1998.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
      William J. Thyne                   518 494-5500
 __________________________     ___________________________________
       ( Name )                     ( Area Code ) ( Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the receding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify reports(s).          Yes         X  No
    Annual report on Form 10-KSB for the fiscal year ended January 31, 1998 Quarterly report on Form 10-QSB for the quarter ended July 31, 1998

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?       Yes         X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________

                  Lincoln Logs Ltd.
_____________________________________________________________
       ( Name of Registrant as Specified in Charter )

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 1998   By  s/  William J. Thyne, Chief Financial Officer
                               William J. Thyne

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).